FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC

29 April 2022

Disclosure of rights attached to equity shares

On 29 April 2022, the shareholders of HSBC Holdings plc (the "Company") approved the adoption of new Articles of Association.

In compliance with Listing Rule 9.2.6ER(1), the Company has forwarded to the UK Financial Conduct Authority for publication a copy of the new Articles of Association, which is the document that sets out the terms and conditions on which its listed equity shares were issued.

A copy of the new Articles of Association has been submitted for inspection to the National Storage Mechanism, which is located at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

The new Articles of Association is also available on the Company's website: https://www.hsbc.com/who-we-are/leadership-and-governance/board-responsibilities

Enquiries to:

Lee Davis
Corporate Governance & Secretariat
+44 (0) 207 991 3048

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 29 April 2022